REXAM

Office of International Finance
Mail Stop 3-4
Securities & Exchange Commission
450 5th Street NW
Washington DC 20549
USA

DIRECT
TEL 020 7227 4132
FAX 020 7227 4139

SUPPL

25 June 2007

07024878

FILE NO. 82-3

Dear Sirs

Rexam PLC

The enclosed material is furnished pursuant to Rule 12g3-2(b) on behalf of Rexam PLC, File number 82-3.

Yours faithfully

Jennifer Smith
Deputy Company Secretary

REXAM PLC
4 MILLBANK
LONDON SW1P 3XR
UNITED KINGDOM
TEL +44 (0)20 7227 4100
FAX +44 (0)20 7227 4109
www.rexam.com

media centre

FILE 82-3

Latest News

21 June 2007

Subordinated Bond issue successfully launched and priced

Further to its announcement on 11 June 2007 regarding the acquisition of OI Plastic Products FTS Inc ("O-I Plastics"), Rexam, the global consumer packaging group and the world's leading beverage can maker, has successfully launched and priced the proposed Subordinated Bond issue.

The issue of Subordinated Bonds totals €750 million in aggregate principal amount, (equivalent to approximately £500m) and carries an annual coupon of 6.75% for the first ten years, representing a margin of 190 basis points over the 10 year mid-swap rate at the time of pricing. The Subordinated Bonds have a scheduled maturity date of 29 June 2067, although Rexam has the option to redeem them on the tenth anniversary of their issue or on any interest payment date thereafter.

The proceeds from the issue of the Subordinated Bonds will be converted into floating rate US dollars to part fund the O-I Plastics acquisition. Based on current US dollar 3 month LIBOR, the initial interest rate will be approximately 7.25%.

The Subordinated Bonds are expected to be rated Ba2 by Moody's Investors Service Limited and BB+ by Standard & Poor's Rating Services, a division of The McGraw-Hill Companies, Inc. Rexam's senior ratings have previously been confirmed following the announcement of the O-I Plastics transaction at Baa3 (stable outlook) and BBB flat (negative outlook).

Barclays Capital and Citi were Joint Bookrunners and Joint Structuring Advisers to the Issue.

Enquiries

Jon Drown, Director, Group Treasury
+44 20 7227 4100

This announcement and the information contained therein are not for release, publication or distribution, directly or indirectly, in or into the United States, Australia, Canada or Japan. This announcement is not an offer to sell or a solicitation of an offer to buy the Capital Securities in the United States. The Capital Securities have not been and will not be registered under the US Securities Act of 1933, as amended, and may not be offered or sold, directly or indirectly, in the United States absent registration or an exemption from registration. There will be no public offering of securities in the United States. The Capital Securities have not been and will not be registered with any regulatory authority of any state within the United States.

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FILE 82-3

Latest News

22 June 2007

Rexam completes divestment of Glass business

Rexam, the global consumer packaging group and the world's leading beverage can maker, is pleased to announce that it has completed the divestment of its Glass business to Ardagh Glass Group which was initially announced on 12 March 2007.

The divestment is part of Rexam's strategy to move into higher growth, higher margin businesses and these proceeds will be used to partially fund the recently announced proposed acquisition of O-I Plastics, a leading US manufacturer of rigid plastic healthcare packaging and plastic closure systems.

Enquiries

Rexam +44 20 7227 4100
Leslie Van de Walle, Chief Executive Officer
David Robbie, Finance Director
Jonathan Thornton, Group Communications Director

Financial Dynamics +44 20 7269 7121
Richard Mountain

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REXAM

RECEIVED
2007 JUL -3 P 1:24
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Office of International Finance
Mail Stop 3-4
Securities & Exchange Commission
450 5th Street NW
Washington DC 20549
USA

DIRECT
TEL 020 7227 4132
FAX 020 7227 4139

11 June 2007

FILE NO. 82-3

Dear Sirs

Rexam PLC

The enclosed material is furnished pursuant to Rule 12g3-2(b) on behalf of Rexam PLC, File number 82-3.

Yours faithfully

Jennifer Smith
Deputy Company Secretary

REXAM PLC
4 MILLBANK
LONDON SW1P 3XR
UNITED KINGDOM
TEL +44 (0)20 7227 4100
FAX +44 (0)20 7227 4109
www.rexam.com

investors

RECEIVED
2007 JUL -3 P 1:24
OFFICE OF INTERNATIONAL CORPORATE FINANCE

FILE 82-3

Latest News

08 June 2007

Statement regarding media speculation

Further to speculation in the media this morning, the Board of Rexam, the global consumer packaging company and the world's leading beverage can maker, confirms it is in discussions with Owens Illinois Inc. ("OI") which may, or may not, lead to the acquisition of OI's plastics division. An acquisition, if agreed, would only occur on conditions which meet Rexam's investment returns criteria and is likely to be funded from a combination of its Glass disposal proceeds, debt and an element of equity.

A further announcement will be made in due course if required.

Financial Dynamics
Richard Mountain
+44 20 7269 7121

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investors

Latest News

01 June 2007

Rexam invests in Central American beverage can joint venture

Rexam, the global consumer packaging company and the world's leading beverage can maker, has formed a joint venture with Envases Universales, the leader in the Mexican packaging market, with regard to a new beverage can plant in Guatemala. Rexam has taken a 50% stake in the joint venture representing a cash investment of $24m (£12m). As this is a fifty-fifty joint venture, it will be accounted for as an associate.

The greenfield plant, located in Amatitlan, Guatemala, was completed in December 2006 and has a current capacity of approximately one billion cans.

The Central American beverage can market as a whole is growing at a rate of about 6% per annum which is expected to continue in the near term. Rexam already has a beverage can making plant in Queretaro, Mexico, and the joint venture strengthens its presence in the region.

Commenting on the joint venture, Leslie Van de Walle, Rexam's CEO, said: "Emerging markets are a key component of Rexam's strategy. This joint venture is a very attractive growth opportunity for beverage cans. It gives us a firmer foothold in this growing region and enables us to fulfill our commitments to global and national customers on a local basis."

Enquiries
Leslie Van de Walle, Chief Executive Officer — +44 20 7227 4100
David Robbie, Finance Director

Financial Dynamics
Richard Mountain — +44 20 7269 7121

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FILE 82-3

Latest News

11 June 2007

Rexam transforms Plastic Packaging business with acquisition of O-I Plastics (US version)

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, DIRECTLY OR INDIRECTLY, IN OR INTO AUSTRALIA, CANADA OR JAPAN.

Summary

- Rexam has agreed to buy O-I Plastic Products FTS Inc. ("O-I Plastics") from Owens-Illinois Group Inc., for a cash consideration of US$1,825 million including a tax basis step-up with an estimated net present value of US$260 million. Excluding the estimated net present value of the tax basis step up, the effective cost for O-I Plastics will be US$1,565 million;
- O-I Plastics is a leading US manufacturer of rigid plastic healthcare packaging and plastic closure systems which in 2006 had sales of US$760 million and underlying profit of US$114 million;
- The acquisition is expected to meet Rexam's cost of capital in 2009 based on the effective cost of US$1,565 million and to be modestly earnings enhancing in 2008;
- The acquisition will transform Rexam's Plastic Packaging business, creating leading positions in two important growth plastic packaging segments: Healthcare Packaging and Closures;
- The acquisition will be an excellent fit in terms of customers, technologies, innovation, end use applications and geography;
- The acquisition will offer significant value creation opportunities through cost and revenue synergies.
- The effective cost of US$1,565 million represents 2.1 times 2006 sales and 13.7 times 2006 underlying profit. The acquisition will be financed by a placing of 58,354,700 new ordinary shares (representing approximately 9.99% of Rexam's issued ordinary share capital prior to the placing) and a combination of a subordinated bond issue and the proceeds from the sale of Rexam's Glass business;
- The acquisition is subject to regulatory approvals and Rexam shareholder approval and is expected to complete early in the third quarter of 2007.

11 June 2007

This summary should be read in conjunction with the full text of this announcement.

Download the full announcement in PDF format (89kb)

Credit Suisse is acting as exclusive financial adviser to Rexam on the acquisition.

Enquiries

Rexam +44 20 7227 4100
Leslie Van de Walle,
Chief Executive Officer

David Robbie,
Finance Director
Jonathan Thornton,
Group Communications Director

Financial Dynamics	+44 20 7269 7121
Richard Mountain	
Credit Suisse	+44 20 7888 8888
Piers de Montfort	
Asim Mullick	

The information contained in this announcement is not for release, publication or distribution, directly or indirectly, in or into Australia, Canada or Japan. This announcement is not an offer to sell, or a solicitation of an offer to buy any securities. The securities referred to herein have not been and will not be registered under the US Securities Act of 1933, as amended (the "Securities Act"), and may not be offered or sold, directly or indirectly, in the United States absent registration or an exemption from registration. There will be no public offering of securities in the United States. The securities have not been and will not be registered with any regulatory authority of any state within the United States.

Notes to editors:
Rexam is a leading global consumer packaging company and the largest beverage can maker in the world. Our vision is to be the leading global consumer packaging company. We are business partners to many of the world's most famous and successful consumer brands as well as young, entrepreneurial start-ups. We offer a broad range of packaging products, services and solutions for different industries, using different materials and technologies. In 2006, including the Glass business, we had sales of approximately £3.6 billion and employed some 24,200 people in more than 20 countries. Three things characterise us – leadership in our industry, our commitment to innovation and our passion to deliver exceptional value. Rexam is a member of the FTSE 100. Rexam's ordinary shares are listed with the UK Listing Authority and trade on the London Stock Exchange under the symbol REX. In March 2007, Rexam announced that it is to sell its Glass business for €660m (£449m). The deal is subject to regulatory authority clearance and is awaiting completion. For further information on Rexam, visit www.rexam.com.

This announcement contains forward looking statements, which are based on the Board's current expectations and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. The forward looking statements contained in this announcement are based on past trends or activities and should not be taken as a representation that such trends or activities will continue in the future. It is believed that the expectations reflected in these statements are reasonable, but they may be affected by a number of variables which could cause actual results or trends to differ materially, including, but not limited to: Rexam's ability to successfully combine the Enlarged Group's business with the business of the O-I Plastics Group; conditions in the market, market position of the companies comprising the Rexam Group, earnings, financial position, cash flows, return on capital and operating margins, anticipated investments and economic conditions; the Enlarged Group's ability to obtain capital/additional finance; a reduction in demand by customers; an increase in competition; an unexpected decline in revenue or profitability; legislative, fiscal and regulatory developments, including, but not limited to, changes in environmental and health and safety regulations; exchange rate fluctuations; retention of senior management; the maintenance of labour relations; fluctuations in the cost of raw material and other input costs; accounting for defined benefit or other pension schemes; and operating and financial restrictions as a result of financing arrangements. No statement in this announcement is

intended to constitute a profit forecast, nor should any statements be interpreted to mean that earnings or earnings per Ordinary Share will necessarily be greater or lesser than those for the relevant preceding financial periods for Rexam. Rather, these statements should be construed as references to potential enhancements to the earnings that might otherwise have been earned during the relevant financial period. Each forward-looking statement relates only as of the date of the particular statement. Except as required by the Listing Rules, the Disclosure and Transparency Rules, the Prospectus Rules, the London Stock Exchange or otherwise by law, Rexam expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward looking statements contained herein to reflect any change in Rexam's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

Credit Suisse Securities (Europe) Limited which is regulated and authorised in the United Kingdom by the Financial Services Authority, is acting for Rexam and for no one else in connection with the acquisition and will not be responsible to anyone other than Rexam for providing the protections afforded to clients of Credit Suisse Securities (Europe) Limited or for providing advice in relation to this announcement and the matters referred to in it.

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